UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: May 2025

Commission File Number: 001-38428

PolyPid Ltd.

(Translation of registrant’s name into English)

18 Hasivim Street

Petach Tikva 495376, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

CONTENTS

Attached hereto and incorporated herein is PolyPid Ltd.’s (the “Registrant”) press release issued on May 14, 2025, titled “PolyPid Provides Corporate Update and Reports First Quarter 2025 Financial Results.”

The bullet points under the section titled “Recent Corporate Highlights,” the sections titled “Financial results for the three months ended March 31, 2025”, “Balance Sheet Highlights,” and “Forward-looking Statements” and the financial statements in the press release are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-276826, File No. 333-280658, File No. 333-281863, and File No. 333-284376) and Form S-8 (File No. 333-239517, File No. 333-271060, File No. 333-277703 and File No. 333-280662) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.

99.1	Press release issued by PolyPid Ltd. on May 14, 2025, titled “PolyPid Provides Corporate Update and Reports First Quarter 2025 Financial Results.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLYPID LTD.

Date: May 14, 2025	By:	/s/ Dikla Czaczkes Akselbrad
		Name:	Dikla Czaczkes Akselbrad
		Title:	Chief Executive Officer

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